July 6, 2025

William Rosenstadt
Chief Executive Officer
Blueport Acquisition Ltd
366 Madison Ave 3rd Floor
New York, NY 10017

       Re: Blueport Acquisition Ltd
           Registration Statement on Form S-1
           Filed June 26, 2025
           File No. 333-288356
Dear William Rosenstadt:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 26, 2025
Exhibits

1. Please revise the filing fee table filed as Exhibit 107 to cover all of the Class A ordinary shares underlying the rights included in the units, or advise. In this regard, we note that you are registering 7,935,000 rights but the filing fee table covers only 1,199,833 Class A ordinary shares underlying the rights.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 6, 2025
Page 2

        Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Giovanni Caruso, Esq.